FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    September, 1998

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Chairman of the Board and CEO

TABLE I Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

    Line 1-Common Stock   Line 3-Common Stock Line   5-Common Stock
    Line 2-Common Stock   Line 4-Common Stock Line   6-Common Stock
    Line 7-Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1-Sept. 1, 1998   Line 3-Sept. 4, 1998   Line 5-Sept. 4, 1998
    Line 2-Sept. 4, 1998   Line 4-Sept. 4, 1998   Line 6-Sept. 4, 1998
    Line 7-Sept. 1, 1998

3.  Transaction Code (Instr. 8)

    Line 1-Code: M; V: Voluntary    Line 4-Code: P; V: Voluntary
    Line 2-Code: P; V: Voluntary    Line 5-Code: P; V: Voluntary
    Line 3-Code: P; V: Voluntary    Line 6-Code: P; V: Voluntary
    Line 7-Code: M; V: Voluntary

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount:  10,000 shares; A or D:  Acquired Price:  $0.50 per share
    Line 2 - Amount:   3,000 shares; A or D:  Acquired Price:  $4.75 per share
    Line 3 - Amount:   1,000 shares; A or D:  Acquired Price:  $4.81 per share
    Line 4 - Amount:   1,500 shares; A or D:  Acquired Price:  $4.88 per share
    Line 5 - Amount:   2,500 shares; A or D:  Acquired Price:  $4.94 per share
    Line 6 - Amount:   2,000 shares; A or D:  Acquired Price:  $5.38 per share
    Line 7 - Amount:  30,000 shares; A or D:  Acquired Price:  $0.75 per share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    Line 1 - 393,650 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

    70,411 Shares Direct
    323,239 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. Geddes is the General Partner.


TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $0.50 per share
    Line 2 - $0.75 per share

3.  Transaction Date (Month/Day/Year)

    Line 1 - September 1, 1998
    Line 2 - September 1, 1998

4.  Transaction Code (Instr. 8)

    Line 1 - Code: M; V: Voluntary
    Line 2 - Code: M; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Code:  D;  Exercised Call Option as to 10,000 Shares
    Line 2 - Code:  D;  Exercised Call Option as to 30,000 Shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  January 1, 1990
    Line 1 - Expiration Date:  January 1, 1999
    Line 2 - Date Exercisable:  February 22, 1992
    Line 2 - Expiration Date:  February 22, 2001

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: Common Stock; Amount or Number of Shares: 10,000 Shares Line 2 - Title: Common Stock; Amount or Number of Shares: 30,000 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Line 1 - 649,593 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)




/s/ Ray A. Geddes                                     October 2, 1998
**Signature of Reporting Person                            Date